FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2008

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Press release regarding the sell of Repsol’s service station network in Ecuador.

Press Release

Corporate Division of Communication	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. (34) 913 488 100 (34) 913 488 000 Fax (34) 913 142 821 (34) 913 489 494 www.repsolypf.com

Madrid, 5 June 2008

Number of pages: 2

REPSOL AGREES TO SELL ITS SERVICE STATION NETWORK IN ECUADOR

•	The total net amount of the agreement reached with PRIMAX ascends to 47 million dollars.

•	It contemplates the sale of Repsol’s 123 service stations and their lubricant and aviation businesses in Ecuador.

•	This sale forms part of the non-strategic asset disinvestment policy contemplated in the 2008-2012 Strategic Plan.

Repsol and the Peruvian-Chilean group PRIMAX signed in Quito a sales and purchase agreement of the Ecuadorian companies, RECESA and Oiltrader, for a total of 47 million dollars (32 million Euros).

This operation contemplates the sale of Repsol’s 123 Service Stations, those that they have in property as well as their franchises, distributed throughout Ecuador. Likewise, this includes the sale of the Repsol industrial sales business in that country, as well as the commercial and logistic infrastructure, and the lubricant and aviation businesses. In the lubricants business Repsol will maintain with PRIMAX a commercialization and distribution contract, and a technical assistance contract for the aviation business.

The sale of RECESA and Oiltrader is part of the non-strategic asset disinvestment policy contemplated in the 2008-2012 Strategic Plan. The closing of this operation, which is subject to authorization from the Ecuadorian governmental bodies, is expected to take place during the third quarter of 2008, when the Peruvian-Chilean company will assume the management of the business.

Press Release

PRIMAX

PRIMAX is a Peruvian-Chilean group established in 2004 from the acquisition of Shell’s assets in Peru and the merger with Romero Trading. The shareholders of PRIMAX are the Romero Group in Peru and the Chilean state owned oil company, ENAP, with a participation of 51% and 49%, respectively. The Romero group is one of the most important economic groups in Peru, with interests in different local economic and industrial sectors. ENAP, the Chilean state owned petroleum company, supplies 90% of the fuels in Chile and has international presence in Upstream and Downstream. PRIMAX has 267 service stations in Peru and Ecuador and a staff of more than 1,400 people.

In 2005, the company commenced its international expansion with the purchase of the retail business in Ecuador from the Anglo-Dutch company Shell. That operation included a network of 62 service stations and their annexed businesses.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: June 6th, 2008	By:	/s/ Fernando Ramírez
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer